Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279958

PROSPECTUS SUPPLEMENT NO. 49

(to Prospectus dated October 4, 2024)

MSP RECOVERY, INC.

56,896 Shares of Class A Common Stock

This prospectus supplement no. 49 amends and supplements the prospectus dated October 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-279958). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 56,896 shares of our Class A Common Stock, par value $0.0001 per share, including: (i) up to 28,572 shares of our Class A Common Stock issuable upon exercise of warrants (the “VRM Warrants”) issued to Virage Recovery Master, LP (“VRM”) pursuant to the MTA Amendment No. 2 and Amendment to the Amended and Restated Security Agreement (the “Second Virage MTA Amendment”) dated November 13, 2023; (ii) 2,858 shares of our Class A Common Stock issued to Virage Recovery Participation LP (“VRP”) and up to 14,286 shares of our Class A Common Stock issuable upon exercise of a warrant issued to VRP (the “VRP Warrant”), in partial satisfaction of amounts owed by the Company pursuant to that certain Services Agreement dated May 20, 2022 between Virage Capital Management LP (“Virage”) and the Company; and (iii) 11,180 shares of our Class A Common Stock issued to Palantir Technologies, Inc. (“Palantir”) as consideration for certain products and services rendered by Palantir. As the exercise price of the VRM Warrants and the VRP Warrant is only $0.0175 per share, should the VRM Warrants or the VRP Warrant be exercised, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on OTC Markets under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On May 18, 2026, the closing price of Common Stock was $0.0304 per share, the closing price of our Public Warrants was $0.0044 per warrant and the closing price of our New Warrants was $0.0002 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 49 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 15, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida	33125
(Address of principal executive offices)	(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Hazel Partners Holdings, LLC Funding

On May 15, 2026, MSP Recovery, Inc. (the “Company”), through its subsidiaries, entered into a letter agreement with Hazel Partners Holdings LLC (“Hazel”), in its capacity as administrative agent and lender under the Company’s existing working capital credit facility (the “Hazel Letter Agreement”) to provide $0.1 million to be used primarily for operating expenses.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3-2025 Form 10-Q”), the Company is party to a working capital credit facility with Hazel (the “Working Capital Credit Facility”), which includes a discretionary funding mechanism referred to as the Operational Collection Floor. Advances under the Operational Collection Floor are made solely at Hazel’s discretion, are not subject to any commitment or minimum availability, and are conditioned on the satisfaction or waiver of applicable conditions under the governing credit documentation. The Working Capital Credit Facility does not provide the Company with committed liquidity, does not establish a borrowing base, and does not obligate Hazel to fund any amounts.

As of the filing of the Q3-2025 Form 10-Q, the Company disclosed that aggregate advances under the Operational Collection Floor had reached approximately $6.0 million, and that no remaining funding capacity was available under the facility at that time.

Pursuant to the Hazel Letter Agreement, Hazel has agreed, in its sole discretion, to make a one-time advance of $0.1 million to increase the Operational Collection Floor beyond the previously disclosed level. The advance was funded on May 15, 2026, subject to the conditions set forth in the Hazel Letter Agreement and the underlying credit agreement, including the absence of any event of default or default at the time of funding.

The $0.1 million advance is a standalone accommodation and does not reinstate, replenish, or otherwise reopen availability under the Working Capital Credit Facility or the Operational Collection Floor. Other than this specific advance, no additional funding is currently available to the Company under the Working Capital Credit Facility, and the Company has no rights to, and no reasonable basis to expect, any further advances thereunder. The Hazel Letter Agreement does not modify the discretionary nature of the facility, does not create any commitment for future funding, and does not provide the Company with access to ongoing or recurring liquidity.

The Company cautions that the receipt of the $0.1 million advance should not be viewed as indicative of Hazel’s willingness to provide future funding, the availability of additional liquidity, or the Company’s ability to meet its operating or debt service obligations beyond the funding of this specific amount.

The foregoing description of the Hazel Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Hazel Letter Agreement, a copy of which is filed as an exhibit to this Current Report on Form 8-K.

VRM MSP Recovery Partners, LLC Advance

On May 15, 2026, the Company entered into a letter agreement (the “Advance Letter”) with VRM MSP Recovery Partners, LLC (“VRM”), pursuant to which VRM agreed to make available a one-time advance of recovery proceeds of $0.1 million to be used primarily to support the Company’s accounts payables.

The Advance Letter provides that the Company will reimburse VRM for the full amount of the Advance, together with certain amounts previously permitted to be used by MSP Recovery from recovery proceeds otherwise distributable to VRM (the “Prior Consents”), promptly upon the closing of any loan or other financing transaction by the Company or its affiliates (other than proceeds from certain short-term financing from Hazel Partners Holdings, LLC), including financing from YA II PN, Ltd. or any debtor-in-possession financing in the event the Company operates under Chapter 11 protection. The Advance Letter further contemplates that any such financing counterparty would permit the use of financing proceeds for the reimbursement described above.

The Advance is described in the Advance Letter as a one-time advance and does not imply any obligation of VRM to provide any further advances, and VRM reserved all rights under the applicable limited liability company agreement and related documents.

The foregoing description of the Advance Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Advance Letter, which is filed as an exhibit to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 8.01 Other Events

On May 19, 2026, the Company received notice from OTC Markets Group Inc. (“OTC Markets”) that, because the Company did not timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the related OTCQB Annual Certification, the Company no longer satisfies the requirements for continued quotation on the OTCQB Venture Market. As a result, OTC Markets indicated that the Company’s Class A common stock will be downgraded from the OTCQB Venture Market to the OTC Pink market effective as of the open of trading on May 20, 2026.

The downgrade of the Company’s Class A common stock from the OTCQB Venture Market to the OTC Pink market does not affect the Company’s ticker symbol or CUSIP number, and the Company remains subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company is evaluating its options with respect to becoming current in its SEC reporting obligations and seeking requalification for quotation on the OTCQB market; however, there can be no assurance that the Company will regain compliance with the OTCQB continued quotation standards or otherwise requalify for quotation on the OTCQB market.

The downgrade to the OTC Pink market could adversely affect the liquidity and market price of the Company’s Class A common stock and could limit the availability of market quotations, analyst coverage, and the Company’s ability to access certain investors or capital markets participants.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s plans, expectations, and ability to become current in its SEC reporting obligations and seek requalification for quotation on the OTCQB Venture Market. Forward-looking statements may generally be identified by the use of words such as “anticipate” “believe,” “expect,” “intend,” “plan,” and “will” or, in each case, their negative, or other variations or comparable terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance or results, and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made herein by the Company speaks only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. The Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause actual results to differ materially include, among others, the Company’s liquidity and capital resources, its ability to complete and file required SEC reports, and its ability to satisfy applicable OTC Markets quotation standards. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Virage Letter Agreement dated May 15, 2026
10.2	Amendment No. 3 to Second Amended and Restated Credit Agreement dated October 2, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 7, 2024)
10.3	Hazel Letter Agreement dated May 15, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.

Dated: May 19, 2026	By:	/s/ John H. Ruiz
	Name:	John H. Ruiz
	Title:	Chief Executive Officer

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Exhibit 10.1

May 15, 2026

MSP Recovery, LLC

3525 NW 7th St

Miami, FL 33125

Attention:	Mr. John Ruiz

RE: One-time Limited Advance

Dear John:

Reference is made to the Fifth Amended and Restated Limited Liability Company Agreement of VRM MSP Recovery Partners, LLC (the “Company”) dated August 1, 2020, as amended by Amendment No. 1 thereto dated December 1, 2020, Amendment No. 2 thereto dated March 9, 2022, and Amendment No. 3 thereto dated July 28, 2023, and Letter Amendment dated as of November 13, 2023 (the “LLC Agreement”). Any capitalized term used but not defined herein has the meaning ascribed to such term in the LLC Agreement.

Virage Capital Management LP (“Virage”), as manager of the Company, has previously (x) consented to MSP Recovery, LLC using Recovery Proceeds otherwise distributable to the Company pursuant to (i) email correspondence between Virage and MSP Recovery, LLC (“MSP Recovery”) dated September 5, 2025, (ii) the executed letter agreement between Virage and MSP Recovery, LLC dated October 16, 2025; (iii) the executed letter agreement between Virage and MSP Recovery, LLC dated November 14, 2025; (iv) the executed letter agreement between Virage and MSP Recovery, LLC dated November 26, 2025; (v) the executed letter agreement between Virage and MSP Recovery, LLC dated December 19, 2025; and (vi) the executed letter agreement between Virage and MSP Recovery, LLC dated February 19, 2026; and (y) advanced certain amounts pursuant to (i) the executed letter agreement between Virage and MSP Recovery, LLC dated March 20, 2026, (ii) the executed letter agreement between Virage and MSP Recovery, LLC dated April 2, 2026, (iii) the executed letter agreement between Virage and MSP Recovery, LLC dated April 16, 2026, and (iv) the executed letter agreement between Virage and MSP Recovery, LLC dated May 1, 2026 (collectively, (x) and (y) the “Prior Consents”).

This is to confirm our mutual understanding that the $94,000 advanced by the Company to MSP Recovery, LLC (“MSP Recovery”) shall be used to support MSP Recovery’s accounts payables (the “Advance”), provided that:

(i)	MSP Recovery will immediately reimburse the Company for the full amount of the Advance, as well as the Recovery Proceeds and that certain advance identified in the Prior Consents, with any proceeds from a closing on any loan or other financial transaction between MSP Recovery or any of its affiliates and a financing counterparty (except for the proceeds received from any short-term financing from Hazel Partners Holdings, LLC), including from YA II PN, Ltd. and pursuant to any debtor-in-possession financing in the event MSP Recovery is operating under Chapter 11 protection;

(ii)	any such counterparty agrees for MSP Recovery to use the proceeds from such loan or financial transaction to reimburse the Company for MSP Recovery’s use of all the Advance and Recovery Proceeds and that certain advance identified under the Prior Consents, including any debtor-in-possession financing in the event MSP Recovery is operating under Chapter 11 protection; and

(iii)	prior to using any of the Advance, MSP Recovery remains agreeable to appointing Nader Tavakoli as its Chief Restructuring Officer who will be responsible for overseeing the use of the Advance, subject to Mr. Tavakoli’s acceptance.

The foregoing is a one-time Advance and does not imply any obligation of the Company to provide further Advances. The Company and Virage reserve all rights under the LLC Agreement and related documents.

[Signature Page Follows]

1700 Post Oak Boulevard, 2 BLVD. Place, Suite 300 ● Houston, Texas 77056 ● Phone: 713.840.7700

Sincerely,

VRM MSP Recovery Partners LLC

	By:	Virage Capital Management LP, its manager
		By:	Virage LLC, its general partner

By:
			Name:	Edward Ondarza
			Title:	Manager

Acknowledged and Agreed to:

Virage Recovery Master LP

By:	Virage Recovery LLC, its general partner

By:
	Name:	Edward Ondarza
	Title:	Manager
Date:

MSP Recovery, LLC

By:
Name:	John H. Ruiz
Title:	Authorized Representative
Date:

1700 Post Oak Boulevard, 2 BLVD. Place, Suite 300 ● Houston, Texas 77056 ● Phone: 713.840.7700

Exhibit 10.3

HAZEL PARTNERS HOLDINGS LLC

May 15, 2026

MSP Recovery, LLC

2701 South Le Jeune Road, 10th Floor

Coral Gables, FL 33134

Attn:	John Ruiz, Chief Executive Officer

Dear Mr. Ruiz:

Reference is made to:

1.	the Amendment No. 3 to Second Amended and Restated Credit Agreement, dated October 1, 2024 (the “Credit Agreement”), among Subrogation Holdings, LLC, a Delaware limited liability company (the “Borrower”), MSP Recovery Claims, Series LLC – Series 15-09-321 (the “Series”), a registered series of MSP Recovery Claims, Series LLC, a Delaware limited liability company, and MSP Recovery, LLC, a Florida limited liability company (the “Parent”) and Hazel Partners Holdings LLC, as Lender (the “Lender”) and as Administrative Agent (in such capacity, the “Administrative Agent”).

Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings assigned to such terms in the Credit Agreement.

The Borrower has requested funding in the amount of $94,000 to increase the Operational Collection Floor.

According to Section 2.1(c)(ii) of the Credit Agreement, the Administrative Agent may, at its sole discretion and subject to appropriate Collateral, increase the Increased Term Loan B Commitment by an additional $6,000,000 upon Parent’s request and consent, to be disbursed over a period of three to six months commencing on a date occurring after August 25, 2024, to be determined by the Administrative Agent, and upon such terms and conditions to be determined by the Administrative Agent, and any such increase will correspondingly increase the amount of the Operational Collection Escrow Floor (the “Operational Collection Floor Increase”).

With respect to the Operational Collection Floor Increase, the Administrative Agent confirms (i) that on March 3, 2025 it funded $1,750,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (ii) on April 4, 2025 it funded $1,500,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (iii) on May 2, 2025 it funded $750,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (iv) on May 16, 2025 it funded $750,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (v) on June 2, 2025, it funded $750,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (vi) on December 12, 2025 it funded $150,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (vii) on December 30, 2025 it funded $100,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (viii) on January 7, 2026 it funded $325,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (ix) on January 12, 2026 it funded $100,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (x) on January 14, 2026 it funded $155,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xi) on January 16, 2026 it funded $252,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xii) on January 20, 2026 it funded $300,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xiii) on January 22, 2026 it funded $75,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xiv) on January 26, 2026 it funded $250,000 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xv) on February 19, 2026 it funded $200,000 from the Collections of the HC Case Proceeds (as defined below) to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount and (xvi) on March 23, 2026 it funded $75,000 from the Collections of the HC Case Proceeds (as defined below) to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount and (xvii) on April 2, 2026 it funded $125,000 from the Collections of the HC Case Proceeds (as defined below) to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xviii) on April 16, 2026 it funded $117,500 from the Collections of the HC Case Proceeds (as defined below) to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by the same amount, and (xix) on May 1, 2026 it funded $87,813 from the Collections of the HC Case Proceeds (as defined below) and funded $49,687 to the Borrower under section 2.1(c)ii and, as such, increased the Operational Collection Floor by $137,500 and (xx) its willingness to make an additional increase of the Operational Collection Floor in the aggregate amount of $94,000 by May 15, 2026 (the “Credit Date”) to be used solely as approved by the majority of the Borrower’s Operating Committee members, thus with the Operational Collection Floor increased in aggregate of $7,956,000 (the “Aggregate Operational Collection Floor”).

In addition, the Administrative Agent provided funding in the amount of $550,000 on April 10, 2025 to MSP Recovery, LLC, for payment of legal expenses (together with the Aggregate Operational Collection Floor: “Additional Financing”).

The Administrative Agent confirms that as of the date of this letter, other than as set forth above, the conditions to funding of the Operational Collection Floor Increase by the Lender have either been satisfied or waived by it; provided however, that the Administrative Agent reserves all of its rights under the Credit Agreement and each of the related agreements in respect thereof should an event occur or new information become available to the Administrative Agent immediately prior to funding.

The Administrative Agent and Lender is aware that Owner Pledgor is in receipt of HC Case Proceeds of approximately $1,300,0001 related to property and casualty litigation (the “HC Case Proceeds”), which (x) 50% of such proceeds are due to Assignor, and (y) 50% of such proceeds are due to the Assignee. The Collections from the HC Case Proceeds (in the total approximate amount of $605,3132) have been granted as Collateral to the Lender, pursuant to the Credit Agreement.

The payment of the Operational Collection Floor Increase in the amount of $94,000 is made at the sole discretion of the Administrative Agent and Lender under the condition that as of the Credit Date, after giving effect to this payment requested on the Credit Date, no event would result from the consummation of the borrowing contemplated hereby that would constitute an Event of Default or a Default. The Borrower shall not derive any claims for additional payments or any further rights from this payment. Additional payments under the Operational Collection Floor Increase may only be made at the sole discretion of the Administrative Agent and Lender.

Except as set forth above, the Administrative Agent reserves all of its rights under the Credit Agreement.

[1]	Note: This amount is an estimate based off historical data and not final
[2]	Note: This amount is an estimate based off historical data and not final

[Signature pages follow]

ADMINISTRATIVE AGENT AND LENDER:

HAZEL PARTNERS HOLDINGS LLC

By:
Name:	Christopher Guth
Title:	Authorised Attorney

cc:	Via Email

Roger Meltzer

Tom Hawkins

[Signature page for Funding Letter continues]

Agreed and acknowledged:

SUBROGATION HOLDINGS, LLC

By:
Name:
Title:	Authorized Representative

MSP RECOVERY, LLC

By:
Name:

4